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                          June 27, 2022

       William Enright
       Chief Executive Officer
       Vaccitech plc
       The Schr  dinger Building
       Heatley Road
       The Oxford Science Park
       Oxford, OX4 4GE
       United Kingdom

                                                        Re: Vaccitech plc
                                                            Registration
Statement on Form S-3
                                                            Filed June 22, 2022
                                                            File No. 333-265763

       Dear Mr. Enright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert E. Puopolo, Esq.